OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
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                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         May 15, 2007                    FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2296
                                                 EMAIL: RBERENBLAT@OLSHANLAW.COM

BY EDGAR, FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel F. Duchovny, Esq.

            Re:   POMEROY IT SOLUTIONS, INC.
                  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
                  ADDITIONAL DEFINITIVE SOLICITING MATERIALS
                  FILED APRIL 5, 11 AND 27, 2007 BY FLAGG STREET CAPITAL ET.
                  AL.
                  FILE NO. 0-20022

Dear Mr. Duchovny:

      We acknowledge receipt of the letter of comment dated May 7, 2007 from the
Staff (the "Comment Letter") with regard to the above-referenced matter. We have reviewed  the Comment  Letter with Flagg  Street  Partners  Qualified LP ("Flagg
Street") and provide the following  supplemental  response on its behalf. Unless otherwise indicated,  the page references below are to the marked version of the enclosed  paper copy of the  Preliminary  Schedule 14A filed on the date hereof.
Capitalized terms used herein and not separately defined have the meanings given to  them  in the  Preliminary  Schedule  14A.  Our  responses  are  numbered  to correspond to your comments.

DEFINITIVE ADDITIONAL SOLICITING MATERIALS

  1.  The Staff has  asked  Flagg  Street to  provide  factual  support  for the statement " . . . the Company has missed guidance so badly that one has to wonder about management's  understanding of the business."  Worksheets and supporting materials  illustrating how the Company has missed guidance are attached  hereto as EXHIBIT A and provided to the Staff on a  supplemental basis. We believe that the Company's  history of missing guidance makes it reasonable for Flagg Street to question management's  understanding of the business.

      The Staff has  asked  Flagg  Street to  provide  factual  support  for the statement  that a current board of directors  must "do the right thing for stockholders, even if it means putting the interests of stockholders ahead

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May 15, 2007

      of those of the founding  family  members." We believe that the  following actions taken by the Company,  as discussed in further detail in the Proxy
      Statement,  provides a reasonable basis for Flagg Street to imply that the interests  of the Pomeroy  family  members have been put ahead of those of the stockholders:

      APPOINTMENT  OF STEPHEN  POMEROY AS CEO - We believe the  interests of the
      Pomeroy  family  were put  ahead of  those  of the  stockholders  when the
      Company  approved the succession of the CEO position from David Pomeroy to
      Stephen Pomeroy, who has no outside executive experience, without formally interviewing other candidates for the position or hiring an outside search firm.

      CONSULTING  ARRANGEMENT  WITH DAVID  POMEROY - We believe the interests of the Pomeroy  family were put ahead of those of the  stockholders  when the
      Company approved a 5-year consulting agreement with David Pomeroy after he stepped  down as CEO.  Under  this  agreement,  he was  awarded a lump sum payment of  $750,000  and a bonus of  $100,000  and  continues  to collect annual compensation of $250,000 and annual housing allowances of $25,000.

      RELATED PARTY  TRANSACTIONS  WITH DAVID POMEROY - We believe the interests of the Pomeroy family were put ahead of those of the stockholders when the
      Board authorized the payment of over $1 million per year in lease payments to an entity David Pomeroy controls.

      POISON PILL EXEMPTS  POMEROY  FAMILY MEMBERS - We believe the interests of the Pomeroy  family were put ahead of those of the  stockholders  when the
      Company  approved a rights plan that  specifically  exempts David Pomeroy, any member of his immediate  family and any of his or their  affiliates or associates.

  2.  The Staff has  asked  Flagg  Street to  provide  factual  support  for the statement that the Company has granted "excessive compensation and perks -
      such as Stephen Pomeroy's use of a corporate jet." As discussed in further detail in the Proxy  Statement,  Mr. Pomeroy earned $1.9 million (and over
      $3 million  taking into  consideration  the assumed  potential  realizable value of 140,750 stock options awarded to him) in fiscal 2005, a year when the Company recorded an operating loss of $15.8 million (or profit of only
      $0.2 million  after giving the Company the benefit of backing out goodwill charges).  He earned total  compensation of just over $1,000,000 in fiscal
      2006 which roughly  represents  the  Company's  entire net profit for that year. We believe that it is reasonable for Flagg Street to state that this level of compensation  and use of a corporate jet by a CEO with no outside executive  experience is excessive not only in view of this poor financial
      performance   but  also  in  light  of  the  Company's  poor  share  price performance,  accounting errors and  restatements,  and missed guidance as discussed in further detail in the Proxy Statement.

PRELIMINARY SCHEDULE 14A

  3.  All material information left blank in the Proxy Statement, other than the meeting  date and  location,  record  date,  number of shares  issued  and

May 15, 2007

      outstanding as of the record date, deadlines for submission of stockholder nominations  and  business  proposals  and the three  director  candidates nominated by the Company  that Flagg  Street will not  support,  have been filled in. Flagg Street will not know the information left blank regarding the Annual  Meeting until the Company files its Schedule 14A in connection therewith.  Furthermore,  Flagg  Street  will  not  be  in a  position  to determine  which  Company  nominees it will not support  until the Company announces its slate of nominees. See response to Comment No. 4.

      Flagg  Street has also  inserted  its  estimate of the  minimum  change in control  payment Stephen Pomeroy would be entitled to receive (only taking
      into   consideration   salary  and  bonus)  assuming  his  employment  was
      terminated  on December 31, 2006. It was Flagg  Street's  intention to use the Company's own estimate of Mr. Pomeroy's full change in control payment as of this  triggering date as required to be disclosed in its Form 10-K/A filed on May 9, 2007 under Section 402(j) of Regulation  S-K  (Instruction
      1) but the Company did not disclose this figure in the Form 10-K/A.

  4.  Flagg Street  intends to wait for the Company to disclose the  information left blank in Flagg  Street's  Proxy  Statement  prior to mailing.  In the event it becomes  necessary to mail the Proxy Statement before the Company discloses  this  information,  Flagg  Street  intends  to mail  the  Proxy
      Statement and file additional definitive materials with the SEC disclosing this  information  promptly after the information has been provided by the
      Company.  Flagg Street would also consider a means reasonably  designed to disseminate this information by press release or a supplemental mailing to the stockholders.

REASONS WHY WE ARE CHALLENGING THE INCUMBENT DIRECTORS

  5.  Flagg Street has deleted the  statement  "We urge you to send a message to the Pomeroy  Board that the  Company  should be run for the benefit of all stockholders - not the Pomeroy  family - by signing,  dating and returning the  enclosed  GOLD proxy card as soon as  possible."  See page 4 of Proxy
      Statement.

  6.  The Staff has  asked  Flagg  Street to  provide  factual  support  for the statement  that ". . . the  Company  should be run for the  benefit of all stockholders - not the Pomeroy  family." We believe that the actions taken by the  Company,  as  discussed  in the  response  to Comment No. 1 above, provides a reasonable  basis for Flagg Street to state that the Company is being run for the benefit of the Pomeroy family and not for the benefit of all the stockholders.

BACKGROUND TO SOLICITATION

  7.  The  statement  relating  to why David  Pomeroy  declined  Flagg  Street's request  for a  meeting  was  based on a  telephone  conversation  between
      Jonathan  Starr of Flagg  Street  and Kevin  Gregory of the  Company.  The
      statements  relating  to the  events  of March  5,  2007  were  based on a telephone  conversation  between  Jonathan  Starr of Flagg  Street and the members of the Company's Corporate Governance Committee, consisting of Ken
      Waters, Debra Tibey and David Boucher.

May 15, 2007

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

  8.  Flagg Street stated that  enhancing  long-term  performance  and improving
      corporate   governance   at  the  Company   would  not  only  benefit  the
      stockholders  but also have a positive  effect on the Company's  relations with its customers and  employees.  We believe it is reasonable  for Flagg
      Street  to  generally  state  that  improvements  to the  Company  such as enhancing  long-term  performance  and  corporate  governance  will have a positive effect on customer relations and employees.  Notwithstanding  the foregoing and in response to the Staff's comment,  this statement has been revised so that it is clearly an expression of Flagg Street's belief.  See page 10 of Proxy Statement.

  9.  Flagg  Street  has  deleted  the  phrase  "very  unusual"  that is used to describe  David  Pomeroy's  consulting  arrangement.  See page 12 of Proxy
      Statement.

  10. The Staff has  asked  Flagg  Street to  provide  factual  support  for its statement that it believes the Company's  financial  results over the past two years has been a  disappointment  to "many other  stockholders  of the
      Company."  Excerpts  from the  Company's  recent  earnings  calls  quoting individuals,  believed by Flagg Street to be  stockholders of the Company,
      expressing   disappointment  with  the  Company's  financial  results  are attached  hereto as EXHIBIT B and provided to the Staff on a  supplemental basis.

  11. Flagg  Street  summarizes  in its Proxy  Statement  the  provision  in the
      Company's Certificate of Incorporation on removal of directors as follows:
      "Directors  may be removed  from office only for cause by the  affirmative vote of the holders of at least  two-thirds of the  outstanding  shares of stock entitled to cast votes in the election of  directors."  Flagg Street then states its belief that this  provision may not be  enforceable  under
      Delaware  law.  Section  141(k) of the Delaware  General  Corporation  Law
      ("DGCL") is as follows:

            (k) Any director or the entire  board of  directors  may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

            (1) Unless the certificate of incorporation  otherwise provides,  in the case of a  corporation  whose board is  classified  as provided in subsection (d) of this section,  stockholders  may effect such removal only for cause; or

            (2) In the case of a corporation  having cumulative  voting, if less than the entire  board is to be removed,  no  director  may be removed without cause if the votes cast against such director's  removal would be sufficient to elect such director if then cumulatively  voted at an election of the entire board of directors,  or, if there be classes of directors,  at an  election  of the class of  directors  of which such director is a part.

            Whenever  the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply,  in respect to the removal without cause of a director or directors  so elected,  to the vote of the holders of the  outstanding shares of that class or series and not to the vote of the  outstanding shares as a whole.

May 15, 2007

      Under the leading  paragraph of Section 141(k) of the DGCL,  directors may be removed,  WITH OR WITHOUT CAUSE by majority vote. The two exceptions to this rule apply in the case of  corporations  with  classified  boards (in which case  stockholders  may only be remove for cause,  unless  specified otherwise  in  the  certificate  of  incorporation)  or  in  the  case  of corporations  having  cumulative  voting.  The  Company  does  not  have a classified board and cumulative voting is not permitted.  Accordingly,  we believe the provision in the Company's  Certificate of Incorporation  that allows stockholders to remove directors ONLY WITH CAUSE conflicts with the
      DGCL.  A copy  of the  Certificate  of  Incorporation  of the  Company  is
      attached hereto as EXHIBIT C.

  12. The  Staff  has  asked  Flagg  Street  to  clarify  why  it  believes  the
      anti-takeover   provisions  contained  in  the  Company's  Certificate  of
      Incorporation  and Bylaws have the effect of  "insulating  directors  from being accountable to stockholders."  While Flagg Street  acknowledges that the Company's  directors owe fiduciary duties to the stockholders and that all directors of the Company are elected annually,  Flagg Street continues to  believe  that  these  anti-takeover  provisions  have  the  effect  of insulating  directors from being held accountable to stockholders.  To the extent  stockholders wish to remove directors of the Company,  they can be forced  to wait up to one year in order to  remove  the  directors  at the annual  meeting  of  stockholders  set by the  Company  rather  than being permitted to call a special  meeting of  stockholders at any time for this purpose.  Furthermore,  the  Certificate  of  Incorporation  provides that stockholders  who wish to remove directors may only do so for cause and by a supermajority vote rather than a simple majority.  Flagg Street believes the  stockholders  of the Company should have the  opportunity to hold the directors  accountable  at all times,  not just once a year,  and that the minimum  requirements under Delaware law to remove directors without cause and by a majority  vote should  apply to the  Company.  Disclosure  to the effect of the foregoing has been  inserted into the Proxy  Statement.  See page 14 of Proxy Statement.

THE NOMINEES

  13. Messrs.  Ruffolo  and Press are  members of the group  solely by virtue of their participation in the proxy solicitation.  They do not have the power to vote or dispose, or the capacity to influence the voting or disposition of, the securities owned by the Flagg Street Funds. Accordingly, we do not believe that Messrs.  Ruffolo and Press beneficially own any securities of the Company.

SOLICITATION OF PROXIES

  14. Flagg  Street  confirms  its  understanding  that all  written  soliciting materials, including any e-mails or scripts that may be used in soliciting proxies over the  telephone or any other  medium,  must be filed under the cover of Schedule 14A on the date of first use.

  15. Flagg  Street does not  currently  expect to solicit  proxies via Internet chat rooms.  We will advise you if Flagg Street makes a  determination  to the contrary at a future date.

  16. The  disclosure  has  been  revised  as  requested.  See  page 21 of Proxy
      Statement.

                                    * * * * *

May 15, 2007

      In  connection  with  responding  to the Staff's  comments,  a certificate signed  by  each  of  the  participants  containing  the  three  acknowledgments requested by the Staff is attached hereto.

      The Staff is invited to  contact  the  undersigned  with any  comments  or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                          Very truly yours,

                                          /s/ Ron S. Berenblat

                                          Ron S. Berenblat

Enclosure

cc:   Jonathan Starr

                                 ACKNOWLEDGMENT

      In  connection  with  responding  to  the  comments  of the  Staff  of the
Securities and Exchange  Commission  ("SEC")  relating to the preliminary  proxy statement on Schedule 14A (the "Proxy  Statement")  filed by the  undersigned on
April 27, 2007, each of the undersigned acknowledges the following:

      o  The  undersigned  is  responsible  for the adequacy and accuracy of the disclosure in the Proxy Statement.

      o  The  Staff's  comments  or changes to  disclosure  in response to Staff comments in the Proxy Statement  reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

      o  The  undersigned  may not  assert  Staff  comments  as a defense in any proceeding  initiated  by the  SEC  or any  person  under  the  federal securities laws of the United States.

                         [SIGNATURES ON FOLLOWING PAGE]

                                  Date: May 15, 2007

                                  FLAGG STREET PARTNERS LP

                                  By:      Flagg Street Capital LLC, its
                                           General Partner

                                  By:      /s/ Jonathan Starr
                                           -------------------------------------
                                  Name:    Jonathan Starr
                                  Title:   Founding Member

                                  FLAGG STREET PARTNERS QUALIFIED LP

                                  By:      Flagg Street Capital LLC,
                                           its General Partner

                                  By:      /s/ Jonathan Starr
                                           -------------------------------------
                                  Name:    Jonathan Starr
                                  Title:   Founding Member

                                  FLAGG STREET OFFSHORE, LP

                                  By:      Flagg Street Capital LLC,
                                           its General Partner

                                  By:      /s/ Jonathan Starr
                                           -------------------------------------
                                  Name:    Jonathan Starr
                                  Title:   Founding Member

                                  FLAGG STREET CAPITAL LLC

                                  By:      /s/ Jonathan Starr
                                           -------------------------------------
                                  Name:    Jonathan Starr
                                  Title:   Founding Member

                                 JONATHAN STARR

                                  By:      /s/ Jonathan Starr
                                           -------------------------------------
                                  Name:    Jonathan Starr

                                  MICHAEL A. RUFFOLO

                                  By:      /s/ Michael A. Ruffolo
                                           -------------------------------------
                                  Name:    Michael A. Ruffolo

                                  RICHARD S. PRESS

                                  By:      /s/ Richard S. Press
                                           -------------------------------------
                                  Name:    Richard S. Press